News Release	AMEX, TSX Symbol: NG

New Management Team Appointed to Lead Galore Creek Project

January 16, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) and Teck Cominco Limited (NYSE:TCK; TSX: TCK.A, TCK.B) today announced the appointment of a highly experienced senior management team to lead the Galore Creek project through the next phase of evaluation and optimization. NovaGold and Teck Cominco have appointed Mr. Pol Guzman as President & General Manager and Mr. Gary Ward as Project Director of the Galore Creek Mining Corporation.

Mr. Guzman and Mr. Ward have joined the Galore Creek team to lead an aggressive review of Galore Creek’s development with the objective of producing a modified construction approach and execution plan that will deliver enhanced financial returns. This work will begin immediately.

Mr. Guzman is an internationally recognized senior project executive with in-depth experience in several complex and large-scale mine development projects. A mechanical engineer by training, Mr. Guzman brings with him decades of experience in the optimization, design and execution of mining projects, including the Escondida and Antamina mines in Latin America, where he served as Project Director during construction.

Mr. Ward brings over 40 years of project execution experience to the Galore Creek project. Mr. Ward has managed feasibility study updates, value improvement exercises and construction coordination, often in multicultural environments, and most recently as Project Director for the expansion of the Paracatu project in Brazil.

“I am very optimistic that this outstanding leadership team will be able to view the project with a fresh perspective and draw on their extensive experience to identify a path forward that will deliver clear value for both partners,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold.

“The appointment of two professionals with the breadth of experience that Pol and Gary bring to Galore Creek demonstrates clearly that both NovaGold and Teck Cominco remain fully committed to unlocking the potential of the Galore Creek resource as rapidly as possible,” said Don Lindsay, President & CEO of Teck Cominco.

NovaGold and Teck Cominco would like to thank Doug Brown for his exceptional efforts in leading the Galore Creek project since the formation of the partnership in mid-2007. The project was operated to the highest environmental and safety standards and achieved significant progress under Mr. Brown’s leadership. As the Galore Creek project moves into this phase of optimization and re-engineering, Mr. Brown will return to his role as Vice President Business Development for NovaGold but will remain actively involved in Galore Creek through its management committees.

Substantial value was added to the project during the 2007 construction season, including clearing 80% of the 135-kilometer road right-of-way, completing 66 kilometers of pioneer road, installing a number of key bridges and initiating work on the road access tunnel into the Galore Creek Valley. During the construction suspension and optimization period, the partners will maintain the existing infrastructure to ensure the project can be restarted quickly and efficiently as soon as a modified construction approach is defined and approved.

As a result of the decision to reassess the feasibility study and project economics, all of Galore Creek’s proven and probable reserves have been reclassified as measured and indicated resources (see NovaGold’s resource table at www.novagold.net). As a result, NovaGold expects to be filing a National Instrument 43-101 report prior to January 31, 2008. In the interim, the information contained in the Galore Creek Feasibility Study completed by Hatch Ltd. in October 2006 should not be relied upon.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227